Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Vringo, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-205303, No. 333-182823, No. 333-180493, No. 333-178700, No. 333-164575 and No. 333-180609) on Forms S-3, and registration statements (No. 333-182853 and No. 333-181477) on Form S-8 of Vringo, Inc. and subsidiaries, of our reports dated March 10, 2016, with respect to the consolidated balance sheet of Vringo, Inc. and subsidiaries as of December 31, 2015, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015, annual report on Form 10-K of Vringo, Inc. and subsidiaries.

/s/ CohnReznick LLP

Jericho, New York

March 10, 2016